# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LanzaTech Global, Inc., CIK 0001843724
CUSIP: 51655R101
Title of class of securities: Common Stock, par value $0.0000001 per share
Address of issuer's principal executive offices: 8045 Lamon Avenue, Suite 400, Skokie, Illinois (IL), 60077
Date of event which requires filing of this statement: 10/14/2026
Filed by CIK 0001471809
Persons authorized to receive notices and communications: John Demeter, Khosla Ventures, 2128 Sand Hill Road, Menlo Park, California (CA), 94025, (650) 376-8500; Matt Stewart, Weil, Gotshal & Manges LLP, 201 Redwood Shores Pkwy #400, Redwood City, California (CA), 94065, (650) 802-3000

## Reporting persons
- Khosla Ventures III, L.P. (CIK 0001471809): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 138,753; sole dispositive power 0; shared dispositive power 138,753; aggregate amount beneficially owned 138,753 (1.06% of the class)
  Comment: Row 13: Calculation of the percent is based on 13,089,163 shares of common stock, par value $0.0000001 per share (the "Common Stock") outstanding as of August 14, 2026, as reported in the Issuer's Form 10-Q filed on August 10, 2026.
- Khosla Ventures Associates III, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 138,753; sole dispositive power 0; shared dispositive power 138,753; aggregate amount beneficially owned 138,753 (1.06% of the class)
  Comment: Row 13: Calculation of the percent is based on 13,089,163 shares of Common Stock outstanding as of August 10, 2026, as reported in the Issuer's Form 10-Q filed on August 14, 2026.
- VK Services, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 138,753; sole dispositive power 0; shared dispositive power 138,753; aggregate amount beneficially owned 138,753 (1.06% of the class)
  Comment: Row 13: Calculation of the percent is based on 13,089,163 shares of Common Stock outstanding as of August 10, 2026, as reported in the Issuer's Form 10-Q filed on August 14, 2026.
- Vinod Khosla: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 13,216,919; sole dispositive power 0; shared dispositive power 13,216,919; aggregate amount beneficially owned 13,216,919 (58.4% of the class)
  Comment: Rows 8, 10, and 11: See Items 4 and 5 herein.
  Row 13: Calculation of the percent is based on: (i) 13,089,163 shares of Common Stock outstanding as of August 10, 2026, as reported in the Issuer's Form 10-Q filed on August 14, 2026; plus (ii) 7,800,000 shares of Common Stock issuable upon the exercise of warrants having an exercise price equal to $0.0000001 per share; plus (iii) 1,737,921 shares of Common Stock issuable upon the exercise of warrants having an exercise price equal to $5.754 per share (see Item 4 herein).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0000001 per share
Name of issuer: LanzaTech Global, Inc.
Address of issuer's principal executive offices: 8045 Lamon Avenue, Suite 400, Skokie, Illinois (IL), 60077
Comment: This Amendment No. 3 ("Amendment No. 3") is filed by the undersigned Reporting Persons and amends the statement on Schedule 13D filed initially with the Securities and Exchange Commission (the "SEC") on February 8, 2023, with respect to the Common Stock (the "Common Stock") of LanzaTech Global, Inc., a Delaware corporation (the "Issuer"), Amendment No. 1 to the Schedule 13D filed with the SEC on May 12, 2025 and Amendment No. 2 to the Schedule 13D filed with the SEC on January 29, 2026 (collectively, the "Schedule 13D"). Capitalized terms used herein and not otherwise defined in this Amendment No. 3 have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is supplemented as follows:

The information set forth in Item 4 of this Amendment No. 3 is incorporated by reference to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is supplemented as follows:

As previously disclosed by the Issuer, on October 14, 2026 (the "Tranche 1 Closing Date"), the Issuer, LanzaTech, Inc., a wholly-owned subsidiary of the Company ("LanzaTech"), LanzaJet, Inc. ("LanzaJet"), a sustainable aviation fuel company in which the Issuer is a significant equity holder, and certain other stockholders and lenders of LanzaJet completed a series of related recapitalization and deleveraging transactions involving LanzaJet and its wholly-owned subsidiary, LanzaJet Freedom Pines Fuels LLC ("FPF"), in order to support LanzaJet's next phase of growth and operations at FPF's facility in Soperton, Georgia (collectively, the "Transactions").

On the Tranche 1 Closing Date, the Issuer entered into a warrant issuance agreement (the "Warrant Issuance Agreement") with Future Solution Investments LLC ("FSI"), pursuant to which the Issuer issued to FSI's designee, an entity controlled by the Reporting Persons, warrants (the "FSI Warrants") to purchase an aggregate of 1,737,921 shares (the "Warrant Shares") of Common Stock at an exercise price of $5.754 per Warrant Share (which was equal to 105% of the closing price on the trading day immediately preceding the Tranche 1 Closing Date), exercisable for cash or on a cashless basis and subject to adjustments in certain events. Subject to the terms and conditions of the Warrant Issuance Agreement, on or before December 1, 2026 (the "Tranche 2 Closing Date"), the Issuer will issue additional FSI Warrants at an exercise price equal to 105% of the closing price on the trading day immediately preceding the Tranche 2 Closing Date to each holder in respect of LanzaJet senior secured notes funded by it at such closing, subject to certain exceptions.

The Warrant Issuance Agreement provides that the Issuer shall hold a meeting of its stockholders (which may be its annual meeting) no later than July 30, 2027, at which it will seek approval from its stockholders (i) to amend its charter to increase the number of authorized shares of Common Stock by an amount sufficient to permit the issuance in full of all Warrant Shares issuable upon exercise of all FSI Warrants and (ii) of the issuance of the Warrant Shares pursuant to Nasdaq Listing Rule 5635, to the extent required based on the exercise price of the FSI Warrants issued on the Tranche 2 Closing Date. The Issuer has also agreed to register with the SEC the resale of the Warrant Shares within 60 business days after their issuance.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of Schedule 13D is supplemented as follows:

The responses of the Reporting Persons to Rows 11 and 13 (including any related Comment) on the cover pages of this Amendment No. 3, as of November 5, 2026, are incorporated herein by reference. As of November 5, 2026, the Reporting Persons in the aggregate beneficially owned 13,216,919 shares of Common Stock, comprised of: 3,678,998 shares of Common Stock; 7,800,000 shares of Common Stock issuable upon the exercise of warrants having an exercise price of equal to $0.0000001 per share; and 1,737,921 shares of Common Stock issuable upon the exercise of warrants having an exercise price of equal to $5.754 per share. This represents approximately 58.4% of the shares of Common Stock outstanding, calculated pursuant to Rule 13d-3 under the Exchange Act, based on 13,089,163 shares of Common Stock outstanding as of August 10, 2026, as reported in the Issuer's Form 10-Q filed on August 14, 2026, plus the 9,537,921 shares in the aggregate of Common Stock issuable upon exercise of the aforementioned warrants.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of Schedule 13D is supplemented as follows:

The responses of the Reporting Persons to Rows 7, 8, 9 and 10 (including any related Comment) on the cover pages of this Amendment No. 3, as of November 5, 2026, are incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of Schedule 13D is supplemented as follows:

Except as set forth in this Amendment No. 3, none of the Reporting Persons, or, to the knowledge of the Reporting Persons, any other person named in Item 2 of the Schedule 13D, effected any transaction in the Common Stock in the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of Schedule 13D is supplemented as follows:

The information set forth in Item 4 this Amendment No. 3 is incorporated by reference into this Item 6. The foregoing summary of the Warrant Issuance Agreement does not purport to be complete and is qualified in the entirety by the full text the Warrant Issuance Agreement, a copy of which is filed as Exhibit 10.1 to this Amendment No. 3, and is incorporated by reference herein.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of Schedule 13D is supplemented as follows:

Exhibit
Number

10.1 Warrant Issuance Agreement (filed herewith).

## Signatures
- Khosla Ventures III, L.P.: By: Khosla Ventures Associates III, LLC, a Delaware limited liability company and general partner of Khosla Ventures III, L.P., /s/ Vinod Khosla, Vinod Khosla, Managing Member (11/05/2026)
- Khosla Ventures Associates III, LLC: /s/ Vinod Khosla, Vinod Khosla, Managing Member (11/05/2026)
- VK Services, LLC: /s/ Vinod Khosla, Vinod Khosla, Managing Member (11/05/2026)
- Vinod Khosla: /s/ Vinod Khosla, Vinod Khosla (11/05/2026)